UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58210 / July 23, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13005

In the Matter of **21st CENTURY TECHNOLOGIES, INC.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by 21st Century Technologies, Inc. ("21st Century" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on April 11, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   21st Century (CIK No. 1090870) is a dissolved Nevada corporation formerly located in Las Vegas, Nevada, with a class of equity securities registered with the Commission under Exchange Act Section 12(g). The Respondent's securities were traded on the Over-the-Counter Bulletin Board until the Commission suspended trading in the stock on February 18, 2005 (ticker Symbol: TFCY).

2.   21st Century has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended September 30, 2004. Since then, the company filed a Form 8-K on January 9, 2006, announcing that it would restate its earnings previously reported on Forms 10-K for the year ended December 31, 2003, and three subsequent quarters. Respondent never made those filings; instead, the company filed a petition for protection in Bankruptcy Court.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of 21st Century's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Florence E. Harmon
Acting Secretary